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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      FORM 12B-25 SEC File Number 811-4146

                             CUSIP Number __________

                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K   [ ] Form 11-K   [ ]Form 20-F   [ ] Form 10-Q   [x] Form N-SAR

                       For Period Ended: December 31, 2005

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I -- Registrant Information

                   Full Name of Registrant John Hancock Trust

            Former Name if Applicable Manufacturers Investment Trust

            Address of Principal Executive Office (Street and Number)
                  601 Congress Street City, State and Zip Code
                                Boston, MA 02210

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. [Check box if appropriate.]

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[x] (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

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Part III -- Narrative

The large number of portfolios of the Registrant to be included in the Form N-SAR filing (108 portfolios) and the length of time required to complete the annual audit of the Registrant has made it impracticable for the Registrant to timely file the Form N-SAR without unreasonable effort or expense. The Registrant wishes to ensure that all items are answered correctly and completely and therefore requests relief pursuant to Rule 12b-25(b).

Part IV -- Other Information

(1) Name and telephone number of person to contact in regard to this notification

Gordon  M. Shone                                          (617) 663-2168
     (Name)                                       (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by earnings statements to be included in the subject report or portion thereof? No

If so : attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

John Hancock Trust
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the under-signed thereunto duly authorized.

Date: 2/28/06


By:
    --------------------------------
    Gordon M. Shone